# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311116
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: CONNAUGHT HOUSE, 5TH FLOOR, CONNAUGHT HOUSE, 5TH FLOOR, DUBLIN 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001729829-25-000056
Filed by CIK 0001729829

## Reporting persons
- Qube Research & Technologies Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 6,002,814; sole dispositive power 0; shared dispositive power 6,002,814; aggregate amount beneficially owned 6,002,814 (7.3% of the class)
- Pierre-Yves Morlat: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 6,002,814; shared voting power 0; sole dispositive power 6,002,814; shared dispositive power 0; aggregate amount beneficially owned 6,002,814 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: CONNAUGHT HOUSE, 5TH FLOOR, CONNAUGHT HOUSE, 5TH FLOOR, DUBLIN 4, IRELAND, D04 C5Y6.

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Qube Research & Technologies Limited ("QRT"); and

ii. Pierre-Yves Morlat ("Mr. Morlat").?

This Statement relates to Class B Ordinary Shares ("Shares") held for the accounts of QRT Master Fund SPC - Torus Fund SP and Qube Master Fund Ltd. (collectively, the "QRT Funds") QRT serves as investment manager to each of the QRT Funds. Mr. Morlat is the Chief Executive Officer of QRT.
Address of principal business office or, if none, residence: 9 Bressenden Place, London, SW1E 5BY, United Kingdom
Citizenship: United Kingdom, France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 6,002,814
Percent of class: 7.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,002,814
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,002,814

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain investment vehicles managed by [QRT][Qube Research & Technologies Limited], including QRT Master Fund SPC - Torus Fund SP, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 2 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Qube Research & Technologies Limited as an investment manager registered with the Financial Conduct Authority of the United Kingdom. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 99 Joint Filing Agreement
Exhibit 24 Power of Attorney

## Signatures
- Qube Research & Technologies Ltd: /s/ Christina Wilgress, Director (02/17/2026)
- Pierre-Yves Morlat: /s/ Christina Wilgress, Christina Wilgress, attorney-in-fact for Pierre-Yves Morlat* (02/17/2026)
Comment: *This Schedule 13G was executed by Christina Wilgress on behalf of Pierre-Yves Morlat pursuant to a Power of Attorney, a copy of which is attached as Exhibit 24.